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                           March 27, 2024

       Louis Pinkham
       Chief Executive Officer
       Regal Rexnord Corporation
       111 West Michigan Street
       Milwaukee, WI 53203

                                                        Re: Regal Rexnord
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed March 26,
2024
                                                            File No. 333-278225

       Dear Louis Pinkham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Johnny Skumpija